UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2024

Commission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85

Medellín, Colombia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ◻                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date February 21, 2024	By:	/s/ JOSE HUMBERTO ACOSTA MARTIN.
	Name:	Jose Humberto Acosta Martin.
	Title:	Vice President of Finance

February 21st, 2024

Medellín, Colombia

GENERAL SHAREHOLDERS’ MEETING NOTICE

The presidency of Bancolombia S.A. hereby calls the shareholders to the Ordinary General Shareholders’ Meeting, which will take place, in person, this Friday, March 15, 2024, at 10:00 am, at the Intercontinental Hotel, located at the following address: Calle 16 No. 28-51 Km 5 Vía Las Palmas, in the city of Medellín.

The proposed agenda for the meeting is as follows:

1.	Verification of Quorum
2.	Reading and approval of the agenda
3.	Election of commission for vote count, approval, and execution of the minutes
4.	Report from the Board of Directors and the CEO
5.	Report of the Audit Committee
6.	Non-consolidated and consolidated financial statements
7.	Opinions and report of the External Auditor
8.	Approval of the financial statements and management reports
9.	Proposal on profit distribution and provision for social benefit
10.	Election of the External Auditor for the period 2024-2026 and compensation
11.	Proposal for amendment of the Bylaws
12.	Compensation of the Board of Directors

Shareholders may be represented at the Meeting by granting powers of attorney in writing to authorized representatives, in accordance with Colombian law. To expedite entry into the meeting and the registration process, we recommend sending a scanned copy of the power of attorney to the following email address asamblea@bancolombia.com.co, no later than March 14 at 3:00 p.m.

Powers of attorney may not be granted to Bancolombia employees nor to any other person directly or indirectly related to the management of Bancolombia.

Right of inspection

Beginning on February 23, 2024, the proposals and the information concerning the Meeting will be available at the Bank’s website www.grupobancolombia.com

For shareholders interested in exercising their right of inspection at the Bank’s headquarters, the documentation will be available at the following address: Carrera 48 No. 26-85, South Tower, First floor, in the city of Medellín on business days from 8:00 a.m. to 12:00 p.m., and from 2:00 p.m. to 4:00 p.m., Saturdays, Sundays and holidays are not considered business days.

The right of inspection will be granted with a prior appointment requested through electronic mail asamblea@bancolombia.com.co and the process shall comply with the internal right of inspection policy, which may be accessed on our website.

We invite our shareholders to visit the website www.grupobancolombia.com to be periodically informed about the matters regarding the General Shareholders’ Meeting.

Management of the Company confirms that all required processes and authorizations needed for the general shareholder’s meeting notice were performed or obtained.

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Contacts
Julian Mora Gómez	Jose Humberto Acosta	Catalina Tobón Rivera
Corporate VP	Financial VP	IR Director
Tel.: (57 601) 4042436	Tel.: (57 601) 4885934	Tel.: (57 601) 4885950